FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2013

Commission File Number 001-15266

BANK OF CHILE
(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F___X___ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes____ No___X___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on August 7th, 2013, regarding its financial results for the Second Quarter of 2013.

Santiago, Chile, August 7th, 2013, Banco de Chile (NYSE: BCH), a full service Chilean financial institution, market leader in a wide variety of credit and non-credit products and services across all segments of the Chilean financial market, today announced its results for the second quarter 2013.

*Citi and the arc design in Trademark registered by Citigroup Inc.

Use under License.

2nd Quarter 2013 – Banco de Chile Earnings Report

‘Consistent Strategy and Solid Figures’

HIGHLIGHTS

•                  BCH N°1 in Net Income. We continued to rank first in earnings with market shares of 28.9% in the 2Q13 and 30.3% YTD.

•                  Operating efficiency. During the quarter we posted a cost-to-income ratio of 43.7%, the lowest among our peers.

•                  Funding Diversification. We continued to diversify our funding structure by issuing approximately US$635 million in Switzerland.

FINANCIAL OVERVIEW

Arturo Tagle (CEO): ‘Our financial performance continues to be strong. We have completed three quarters in a row with a net income over Ch$120 billion. This confirms our income-generating capacity. As a result, we ranked first in net income with a market share of 28.9% in the 2Q13. Similarly, we remained the most profitable bank in Chile by recording a ROAE of 21.3% in the 2Q13. This outperforms the ratio of 12.2% attained by the industry. Our achievements demonstrate the ability to deal with a complex scenario of inflation, based on a comprehensive business strategy that is on the right path. In this regard, profitable growth is the key for us. Our aim is to expand our business but maintaining a suitable risk-return relationship. For this reason, though our growth has been slightly below the industry, it has held the line in asset quality and return. Likewise, our focus on efficiency has contributed to obtain better results by significantly lowering our expenses as a percentage of our revenues. We believe this way of thinking will permit us to cope with a changing business environment.’

Pedro Samhan (CFO): ‘Our outstanding performance not only has to do with a successful commercial strategy. In this regard, we have strived to maintain a controlled cost base and promote a culture of operating efficiency across the company. We believe that all of these initiatives are paying off in terms of efficiency. Actually, in the 2Q13 we reached a cost-to-income ratio of 43.7%. This is 3.2% below the figure we posted in the 2Q12 and also well beneath the average of 48.8% posted by our peers this quarter. This accomplishment has been fostered by our efforts in cost control and, more importantly, by productivity gains that have been successfully promoted by our management. In addition, worth mentioning are the economies of scale generated by our growth, which permit us to improve the cost-effectiveness of our processes.’

Sergio Karlezi (Treasurer): ‘In the 2Q13 we continued taking advantage of attractive market conditions and making use of our excellent credit ratings. Based on these elements and as mandated by our Board, we have kept diversifying our funding structure by placing bonds in highly developed capital markets. In this regard, during the 2Q13 we undertook three long-term debt issuances in Switzerland for a total amount of CHF600 million – or US$635 million – at spreads that were the tightest ever achieved in that market by a non-public foreign company. We are very proud of this record. We believe this demonstrates the excellent opinion that market participants have in Banco de Chile’s solid track record, consistent business strategy and strong competitive advantages. We expect to continue strengthening our funding as long as market conditions remain attractive for us.’

FINANCIAL SNAPSHOT

Selected Financial Data (1) (in millions of Ch$, except %)	2Q12	2Q13	YoY Chg.

Income Statement (Millions of Ch$)

Net financial income(2)	247,153	267,975	8.4%
Net Fees and Commissions	69,589	72,304	3.9%
Other operating income	2,729	4,229	55.0%
Total Operating Revenues	319,471	344,508	7.8%
Provisions for loan losses	(50,285)	(53,918)	7.2%
Operating expenses	(149,781)	(150,540)	0.5%
Net income (3)	106,964	121,864	13.9%

Earnings per Share

Net income per share (Ch$)	1.21	1.31	7.6%
Book value per share (Ch$)	20.40	23.26	14.0%
Shares Outstanding (Millions)	88,038	93,175	5.8%

Balance Sheet (Millions of Ch$)

Loans to customers	18,378,678	19,498,078	6.1%
Total assets	22,480,472	24,404,074	8.6%
Equity	1,795,725	2,167,197	20.7%

Profitability Ratios

Return on average assets (ROAA)	1.91%	2.10%	+19 bp
Return on average equity (ROAE)(4)	22.46%	21.28%	(117) bp
Net Financial Margin(5)	4.82%	4.86%	+4 bp
Efficiency ratio	46.88%	43.70%	(319) bp

Credit Quality Ratios

Total Past Due / Total Loans	1.07%	1.08%	+1 bp
Allowances / Total loans	2.22%	2.23%	+1 bp
Allowances / Total Past Due	2.07x	2.06x	(0.00)x
Provisions / Avg. Loans	1.12%	1.12%	(0) bp

Capital Adequacy Ratios

BIS Ratio (Regulatory Capital / RWA)	12.45%	13.29%	+85 bp
Tier I Ratio (Capital / RWA)	8.74%	10.00%	+126 bp

(1) See pages 9 to 12.
(2) Net interest income, foreign exchange transactions and net financial operating income.
(3) Net Income attributable to Bank’s owners (adjusted by minority interest).
(4) ROAE excludes provisions for minimum dividends.
(5) Net financial income divided by average interest earning assets.

Business Environment:

Chilean Economy

•

After three years of strong growth (around 6%), the Chilean economy decelerated during the first half of 2013. This downward trend was expected by the market, based on the deceleration observed globally. Hence, GDP growth expectations have been revised downward for 2013, with a consensus of around 4.4%.

•

The moderate slowdown has been driven by a sharp correction in investment and - to a lesser extent - by lower dynamism in private consumption. The former is explained by a decrease in corporate confidence, based on the evolution of commodities prices, lower growth of trade partners and internal politics, as 2013 is a year of presidential election in Chile.

•

Nonetheless, private consumption has remained solid by posting annual expansions above GDP growth. This has been supported by low unemployment, higher real wages and credit conditions that continue to be positive in the local banking system.

•

Inflation posted a 12-month rise of 1.9% in June 2013 (0.8% YTD). As a result, inflation remains below the target range set by the Central Bank, although the most recent forecast suggests CPI variation may reach 2.4% at the end of the year.

•

In this scenario, the Central Bank has kept the monetary policy interest rate (MPR) unchanged at 5%. However, in the last board meeting, the Central Bank admitted that a stronger deceleration in activity could trigger downward adjustments for the MPR.

KEY FIGURES

GDP & Unemployment

(12 months % change and end of period %)

Inflation & Monetary Policy Rate

(12m % change and %)

Business Environment:

Local Banking Industry

•

After a moderate expansion in the 1Q13, total loans recovered in the 2Q13 by posting a 3.2% QoQ rise. This trend took place in spite of an economic activity that is decelerating. In this regard, the effects of a tempered slowdown have been reflected by YoY growth rates in total loans that have decreased from 16.1% in the 2Q12 to 10.1% in the 2Q13.

•

The lower YoY loan growth has been largely explained by commercial loans that expanded by 10.0% YoY in the 2Q13 against 13.2% in the 4Q12. This was the result of both a reduction in investment projects and Chilean corporations that have been increasingly attracted by external funding sources, given appealing conditions in international markets. According to information provided by the Central Bank, non-financial corporations have increased its net foreign debt by roughly US$3 billion during 2013.

•

As for loans rendered to individuals, consumer loans have carried the growth by posting an annual expansion of 10.8% in the 2Q13 (11.8% in the 4Q12). Similarly, mortgage loans slightly decelerated from a growth of 10.9% in the 4Q12 to 10.0% in the 2Q13.

•

Regarding net income, the industry posted a 5.6% YoY increase ($23 billion). This was explained by a solid trend in operating revenues that more than offset the effects of: (i) a constrained inflation, (ii) higher loan loss provisions, and (iii) an increase in the corporate tax rate. Based on market and our own expectations on inflation returning to historical levels, we forecast an improved bottom line for the industry, all things equal.

•

Finally, in the 2Q13 the ROAE of the banking industry dropped 121 bp YoY due to an expansion in the capital base that was proportionally higher than the annual increase in net income. As mentioned earlier, higher inflation figures should translate into an increase in profitability over the coming quarters.

KEY FIGURES

Industry’s Loan Nominal Growth*

(%)

* Excludes operations of subsidiaries abroad.

Industry’s Net Income & ROAE

(Billions of Ch$ and %)

Banco de Chile:

Net Income

For third quarter in a row our net income was above Ch$120 billion, which places us first in the industry with a market share of 30.3% in earnings as of June 30, 2013. In the 2Q13 our net income amounted to Ch$122 billion, which represented a 13.9% YoY growth. The main factors behind our excellent performance in the 2Q13, as compared to the 2Q12, were as follows:

•	Greater revenues from loans, which have been backed by both growing loan balances and slightly higher lending spreads.

•	Higher contribution from demand deposits that has been steered by persistently increasing balances rather than interest rate shifts.

•	A YoY rise in the income from our investment portfolio of assets held for trading and AFS securities.

•	Higher productivity and cost control policies that translated into flattened operating expenses amid growing loan volumes.

•	Accurate credit risk models and a prudent policy regarding the whole credit process (assessment, lending and monitoring) that allowed us to maintain loan loss provisions under control.

The aforesaid factors were partly counterbalanced by inflation that remains below market expectations, despite a positive trend in consumption and encouraging macro variables. This factor has affected the contribution of our UF net asset exposure.

As for profitability, in the 2Q13 we continued to lead the industry by posting a ROAE of 21.3% that was above the ratio we recorded last quarter. Also, this figure outperformed the returns of 12.2% and 12.6% recorded by the industry (ex - BCH) and our peers, respectively, in the same period. All things equal, we expect to consolidate an upward trend in ROAE over the next quarters in light of market consensus suggesting that inflation should meet mid-term levels.

KEY QUARTERLY FIGURES

(In billions of Ch$, except for %)

(1)    ROAE excludes provisions for minimum dividends.

Banco de Chile:

Operating Revenues

Despite some market variables continue to hit our income-generating capacity, in the 2Q13 we were able to boost our operating revenues by 7.8% YoY, from the Ch$319 billion posted in the 2Q12. The annual growth may be broken down, as follows:

•

Average loans that grew 7.5% YoY along with lending spreads that rose 10 bp YoY. The expansion in volumes was mostly attributable to loans rendered by our Retail Banking, which posted a 12.4% YoY rise in average balances against the 3.2% rise in Wholesale loans.

•	A 7.1% YoY rise in average balances of demand deposits amid short-term interest rates that remained basically flat YoY.

•	A positive exchange rate effect on the hedge of US$-indexed loan loss provisions due to a rise of 6.6% in the exchange rate (Ch$/US$) in the 2Q13, as compared to the 4.1% rise in the 2Q12.

•	Roughly Ch$10.1 billion of increase in the income from sales of AFS securities, including the sale of Master Card shares for Ch$4.8 billion, as well as higher results from assets held for trading.

The preceding factors were partially offset by:

•	An inflation that keeps affecting the contribution of our UF net asset position. In this regard, the UF dropped 0.07% in the 2Q13 against the 0.42% rise in the 2Q12.

•	The charge of Ch$7.8 billion in the 2Q13 related to the adoption of Counterparty Value Adjustment for derivative positions.

As a result, in the 2Q13 our NFM rose 4 bp YoY, while our NIM was 4.4%. By isolating the effect of lower inflation, as it would be in a normalized scenario, our NIM would have been ~4.7% in the 2Q13. This is close to our mid-term figures, all things equal.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Revenues

(in millions of Ch$)	2Q12	2Q13	YoY Chg.

Net Interest Income	230,708	243,090	5.4%
Net Fees and Commissions	69,589	72,304	3.9%
Net Financial Operating Income	13,116	(7,135)	-
Foreign Exchange Transactions	3,329	32,020	861.9%
Other operating income	2,729	4,229	55.0%
Total Operating Revenues	319,471	344,508	7.8%
Net Financial Margin (NFM)	4.82%	4.86%	+4 bp
Net Interest Margin (NIM)	4.50%	4.41%	(9) bp

Notes:  Expenses related to customer loyalty programs in credit cards were reclassified from operating expenses to paid fees and commissions.

Banco de Chile:

Loan Loss Provisions

Our loan loss provisions posted a 7.2% YoY rise in the 2Q13 as compared to the Ch$50.3 billion recorded in the 2Q12. This advance was fairly aligned with the 7.5% YoY expansion in average loans and appears to be even tempered in light of the higher expansion in Retail rather than Wholesale Banking loans. This is indicative of the effectiveness of our credit risk models and collection procedures.

Thus, our YoY performance in credit risk was mainly the result of a 8.5% YoY growth in loan loss provisions of our Retail Banking segment. This was supported by a 12.4% rise in average loans granted by the segment, but especially by an increasing penetration of the credit card market with a 17.4% YoY rise in average credit-related balances.

As for loan loss provisions of our Wholesale Banking segment, they rose moderately on a YoY basis, in part due to a 6.6% rise in the exchange rate (Ch$/US$) during the 2Q13 (vis-à-vis a 4.1% rise in the 2Q12) that increased our US$-indexed loan loss provisions. However, this effect was largely counterbalanced by improved credit risk profiles of customers.

Despite the above, the YoY advance in loan loss provisions was efficient in view of our loan growth and its composition. This is reflected by a LLP ratio that remained flat YoY by posting 1.12% in the 2Q13. Also, we continue to have the lowest LLP ratio among our peers, who averaged 1.65% in the 2Q13. Additionally, our charge-offs decreased from 1.08% in the 2Q12 to 1.00% in the 2Q13, demonstrating the consistency of our credit risk approach.

Likewise, our asset quality remains healthy with a NPL ratio that stayed almost fixed in 1.08% and remained well below the 2.44% recorded by the industry (ex - Banco de Chile and operations of subsidiaries abroad).

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Loan Losses Allowances & Provisions

(in millions of Ch$)	2Q12	2Q13	YoY Chg.

Loan Loss Allowances

Initial Allowances	397,449	438,500	10.3%
Charge-offs	(48,777)	(48,385)	(0.8)%
Debt exchange	-	(12,555)	-
Provisions established, net	59,448	56,891	(4.3)%
Final Allowances	408,120	434,451	6.5%

Loan Loss Provisions

Provisions Established	(59,448)	(56,891)	(4.3)%
Prov. Financial Guarantees	(2,182)	(8,384)	284.2%
Recoveries	11,345	11,357	0.1%
Loan Loss Provisions	(50,285)	(53,918)	7.2%

Credit Quality Ratios	2Q12	2Q13	YoY Chg.
Allowances / Total loans	2.22%	2.23%	+1 bp
Allowances / Total Past Due	2.07x	2.06x	(0.00)x
Provisions / Avg. Loans	1.12%	1.12%	(0) bp
Charge-offs / Avg. Loans	1.08%	1.00%	(8) bp
Total Past Due / Total Loans	1.07%	1.08%	+1 bp
Recoveries / Avg. Loans	0.25%	0.23%	(2) bp

Banco de Chile:

Operating Expenses

As for our expenses, we continue to show a controlled cost base. In the 2Q13 our total operating expenses posted a slight 0.5% YoY rise and stayed in Ch$150 billion. This performance had mainly to do with:

•

Fairly stable personnel expenses that grew 0.9% YoY or Ch$0.7 billion. This is in line with no one-off effects in the 2Q13, as compared to the 2Q12 when we faced higher severance payments. So, the drivers for the increase in this line item were linked to a 1.2% YoY expansion in headcount and inflation-indexed salaries.

•

Administrative expenses that pointed a reasonable 6.1% YoY rise or Ch$3.6 billion, as a result of: (i) greater office supplies expenses (+Ch$1.4 billion), (ii) further outsourced services (+Ch$1.3 billion), and (iii) higher expenses linked to our distribution network (+Ch$0.6 billion) such as rentals, insurance policies and security services.

•	All of the aforesaid was largely offset by other operating expenses that decreased 41.7% YoY or Ch$2.6 billion, mainly due to lowered general expenses.

As a result of the above and due to a business scale that keeps on expanding, we have continued improving our efficiency ratios. In fact, our cost-to-income ratio amounted to 43.7% in the 2Q13, which favorably compares to the 46.9% pointed a year earlier. Similarly, in the 2Q13 our operating expenses became 2.6% of our average assets in comparison with the 2.7% posted a year earlier.

Whereas the former reflects our aim to increase productivity and get into profitable businesses, the latter has to do with efficiencies that have come up from economies of scale associated with a growing loan portfolio.

KEY QUARTERLY FIGURES

(In millions of Ch$, except for %)

Total Operating Expenses

(in millions of Ch$)	2Q12	2Q13	YoY Chg.

Personnel expenses	(77,199)	(77,869)	0.9%
Administrative expenses	(58,305)	(61,877)	6.1%
Depreciation and Amort.	(7,804)	(7,090)	(9.1)%
Impairments	(130)	(4)	(96.9)%
Other Oper. Expenses	(6,343)	(3,700)	(41.7)%
Total Oper. Expenses	(149,781)	(150,540)	0.5%

Additional Information	2Q12	2Q13	YoY Chg.

Efficiency Ratios

Op. Exp. / Op. Rev.	46.9%	43.7%	(319) bp
Op. Exp. / Avg. Assets	2.7%	2.6%	(8) bp

Headcount & Branches

Headcount (#)	14,467	14,641	+174
Branches (#)	432	432	-

Notes:  For purposes of comparison certain line items have been reclassified for the 2Q12. Also, expenses related to customer loyalty programs in credit cards were reclassified from operating expenses to paid fees and commissions.

Banco de Chile:

Loan Portfolio

Despite the slowdown displayed by the Chilean economy, especially in those indicators associated with investment rather than consumption, we have continued to grow in total loans, although at lower rates than in previous periods. Thus, in the 2Q13 our loan book grew 6.1% YoY and 1.5% QoQ in nominal terms. These growth rates reflect a less dynamic economy and our more cautious approach in credit risk matters, based on less positive economic outlook. However, we expect to maintain a profitable growth by focusing on higher income and middle market segments, in order to keep a suitable risk-return relationship. We finished the 2Q13 with total loans of Ch$19.5 trillion that translated into a market share of 18.8%*. On a YoY basis, the evolution of our loan book was principally supported by:

•

Residential mortgage loans that still show an attractive growth by expanding 12.6% YoY and posting a quarter-end balance of Ch$4.4 trillion. Our growth in this product has been quite stable on a QoQ basis and remains strong by showing quarterly rates above 2.0%. We have been able to combine a strong demand for properties with a plan intended to match our overall market share with our presence in this market. We expect to continue growing in this business as it permits to build a long-term relationship with customers. As of June 30, 2013 we were third-ranked in this product with a 17.4%* market share.

•

A lower dynamism in consumer loans. Consumption and employment have continued to be strong but consumer expectations are declining. Then, we have tightened our credit-assessment in order to maintain an asset quality in accordance to our prudent approach. As a result, in the 2Q13 our consumer loans recorded a 9.7% YoY expansion but stayed almost flat QoQ (+0.3%). We expect consumption continues to be the main driver for economic growth over the next quarters but we are cautious about the effects of a possible slowdown on unemployment and customers’ payment capacity. All in all, we finished the 2Q13 with an ending balance of Ch$2.9 trillion and a market share of 21.7%* that enables us to remain second-ranked within the industry.

•

Commercial loans that have grown only 3.1% YoY but have steered our loan growth in the last quarters. This has been largely based on demand from SMEs and Large Companies (annual sales from Ch$1.6 billion to Ch$70 billion) rather than demand from Corporations (annual sales above Ch$70 billion) that remains weak. With respect to the economy, the demand for commercial loans rebounded with lag after the downturn of 2009. However, once companies regained confidence, investment rates sharply boosted. We are still benefiting from that revamping, but investment is smoothing now, not only due to a moderate a slowdown but also because of increasing opportunities for issuing debt in international capital markets. Amid this scenario, we expect that commercial loans should continue to be pulled by SMEs and Large Companies though growing at lower rates. As of June 30, 2013 we had commercial loans of Ch$12.2 trillion and led the industry with a stake of 18.8%*.

Customer base is one of our main competitive advantages as permits us to take advantage of economies of scale and improve our non-lending sources of revenues. Accordingly, we strive to expand our customer base as much as possible by prioritizing growth in segments we are focusing on. In this regard, during the 2Q13 we were able to add more than 100,000 customers, which translated into a 5.9% YoY increment. We maintain an important dynamism in SMEs by pointing an 8.1% YoY increase in customers (~6,000 new SMEs). Likewise, our personal banking customer base continues growing at YoY rates close to 6.0%.

Loan Portfolio

(In Billions of Ch$, except for %)

Quarterly Loan Growth by Product

(QoQ percentage change)

BCH’s Market Position

(Market Share as of June 30, 2013)

Loans	Mkt.Sh.*	12mChg.*	Position

Commercial	18.8%	(125)bp	#1

Mortgage	17.4%	+40 bp	#3

Consumer	21.7%	(22) bp	#2

Total Loans	18.8%	(71) bp	#2

Customer Base

(In Thousands of Customers)

*Market share calculations exclude operations of subsidiaries abroad.

Banco de Chile:

Funding Structure

Our funding has turned into one of our main sources of competitiveness and we keep on bolstering it, since we are clear a well-diversified and cost-efficient funding enable us to arrange attractive value offerings for the different segments we target.

In this regard, our Treasury has complied with diversifying and lengthening the duration of our funding structure. Thus, based on our outstanding international credit ratings (Aa3 by Moody’s and A+ by S&P) we have been able to supplement interest-bearing short-term liabilities like time deposits with longer and competitive funding sources. In fact, over the last two years, time deposits have decreased its importance in our structure by approximately 3.0%. Similarly, obligations with financial institutions have decreased by 3.8% within the same period. Conversely, our issued long-term debt has evolved from 10.1% as of June 30, 2011 to 16.3% as of June 30, 2013, as a percentage of our total funding.

Along these lines, during the 2Q13 we carried out new international debt issuances by placing three bonds (with 3yr, 4yr and 5yr durations) in the SIX Swiss, for a total amount of CHF600 million (~ US$635 million). This demonstrates our reliability and the prestige that we have gained overseas.

In addition to the previously mentioned, a significant 24.2% of our funding (the highest in the local industry) is supported by non-interest bearing DDAs. This provides us with a strong benefit. More importantly, we maintain the leadership in current accounts held by individuals with a market share of 30.7% as of June 30, 2013.

The above translated into a cost of funding of 2.9% as of Jun-13, which is the lowest among our peers and well below the 3.5% of the industry.

FUNDING BREAKDOWN

(A proportion of total funding)

INTERNATIONAL RATINGS

(Long-Term Foreign Currency)

Banco de Chile:

Equity

As we mentioned last quarter, our capital base has been recently bolstered by a capital increase of approximately US$537 million. This equity offering is part of a comprehensive capital strategy that also includes earnings retention and capitalization of the effect of inflation on our shareholders’ equity. Saying that, as of June 30, 2013 our equity accounted for Ch$2,167 billion as compared to the Ch$1,796 billion recorded a year earlier, which entails a 20.7% YoY rise that relied on:

•	An equity offering completed on March 2013 for an amount of Ch$253.4 billion through the issuance of nearly 3.9 million Chile-T shares in order to support our expected business growth.

•

The retention of Ch$86.2 billion deducted from our net distributable income of 2012, based on a payout ratio of 70% (once deducted the annual payment to the Central Bank equivalent to 100% of SAOS’ stake in our economic rights plus the rights of SM-Chile A shares).

•	The capitalization of Ch$36.2 associated to the recognition of the cumulative effect of inflation on our shareholders’ equity.

As a result of the above, our capital adequacy ratios have significantly improved in the last 12 months. In fact, our BIS ratio pointed a YoY rise of 85 bp, from 12.4% as of June 30, 2012 to 13.3% as of June 30, 2013. Therefore, this ratio stays well above the regulatory limit that remains in 10.0% for us. As for our Tier I ratio, it amounted to 10.0% as of June 30, 2013, which is almost 1.3% above last year’s figure.

Finally, it is important to mention that in line with the characteristics of our last equity offering, on May 30, 2013 Chile-T shares turned into Chile shares, once dividends were paid and the issuance of fully paid-in shares – that represent the retention of 30% of our 2012 net distributable income – was approved by the SBIF.

EQUITY & CAPITAL ADEQUACY

(In Billions of Ch$, except for %)

Equity	Jun-12	Jun-13	YoY Chg.
Capital & Reserves
Capital	1,510.0	1,849.3	22.5%
Reserves	177.6	213.8	20.4%
Other accounts	7.4	11.8	58.3%
Earnings
Retained Earnings	16.4	16.4	0.0%
Income for the Period	228.1	243.3	6.7%
Provisions for Min. Dividends	(143.8)	(167.4)	16.4%
Minority Interest
Minority Interest	0.0	0.0	0.0%
Total Equity	1,795.7	2,167.2	20.7%

Capital Adequacy Ratios	Jun-12	Jun-13	YoY Chg.
Shareholders Equity / Assets(1)	8.0%	8.9%	+89 bp
Tier I (Basic Capital) / Assets(1),(2)	6.8%	7.6%	+81 bp
Tier I (Basic Capital) / RWA(2),(3)	8.7%	10.0%	+126 bp
BIS (Total Capital / RWA)(3),(4)	12.4%	13.3%	+85 bp

(1) “Assets” refers to Bank’s Total Assets.

(2) “Basic Capital” consists of Bank’s paid-in capital, reserves and retained earnings, excluding capital attributable to subsidiaries and foreign branches.

(3) “RWA” stands for Risk-Weighted Assets.

(4) “Total Capital” refers to “Basic Capital” plus Bank’s supplementary capital.

Banco de Chile: Results by Business Segments

Retail Banking Segment

The 2Q13 was a good period for our Retail Banking segment. During the quarter, the segment pointed an income before income tax of Ch$74.1 billion that beat the figure recorded in the 2Q12 by 28.0%. This performance was mainly fostered by a 10.4% YoY rise in operating revenues and a controlled cost base. In fact, these factors permitted the segment to more than offset a tempered and efficient rise in loan loss provisions that was below the expansion in total loans. Therefore, the main drivers behind the results of the segment were, as follows:

•	A YoY rise of 5.2% in core lending and deposit revenues, due to:

	o	A 12.4% YoY expansion in average total loans, but particularly prompted by average commercial loans (to SMEs) that went up by 12.8% YoY and average consumer loans that rose 10.4% YoY.

	o	DDA average balances that grew 11.5% YoY, which benefited the funding of the interest-earning assets held by the segment, within a scenario of flat short-term interest rates.

	o	As a result of the above, the segment could overcome a UF drop of 0.07% in the 2Q13 (against a 0.42% rise in the 2Q12) that affected the contribution of its UF net asset position.

•	Non-lending revenues that also increased in the 2Q13, mainly due to the revenues generated by the sale of Master Card shares.

Based on the above, the segment was able to deal with an 8.5% YoY rise in loan loss provisions that was related to loan expansion and higher penetration of certain lending products, like credit cards.

KEY QUARTERLY FIGURES

Retail Banking	2Q12	2Q13	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	2,265.7	2,583.2	14.0%
Residential Mortgage Loans	3,932.5	4,430.0	12.6%
Consumer Loans	2,631.0	2,885.0	9.7%
Total Loans	8,829.2	9,898.2	12.1%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	162,498	170,966	5.2%
Net Fees and Commissions	36,558	37,343	2.1%
Other Operating Income	1,677	13,238	689.4%
Total Operating Revenues	200,733	221,547	10.4%
Provisions for Loan Losses	(45,118)	(48,968)	8.5%
Operating Expenses	(97,889)	(98,873)	1.0%
Other	172	403	134.3%
Income before income tax	57,898	74,109	28.0%

Notes: For purposes of comparison certain line items have been reclassified for the 2Q12.

Banco de Chile: Results by Business Segments

Wholesale Banking Segment

The same as our Retail Banking, our Wholesale Banking segment pointed a YoY rise in income before income tax. In fact, in the 2Q13 the segment posted a result before taxes of Ch$57.8 billion that outperformed the figure of the 2Q12 by 16.5%. Once again, higher operating revenues (8.2% YoY rise) and stable expenses allowed the segment to deal with slightly higher loan loss provisions. Accordingly, the performance of our Wholesale segment was primarily supported by:

•	Fees and commissions that increased by Ch$1.8 billion YoY, principally as a result of greater commissions related to credit-granting and factoring services.

•	A positive exchange rate effect on the hedge of US$-indexed loan loss provisions as a result of a 6.6% rise in Ch$/US$ exchange rate in the 2Q13.

•	DDA average balances that grew 2.2% YoY, which benefited the portion of interest earning assets managed by the segment.

•	Average loans that rose 3.2% YoY, largely pulled by credits granted to Large Companies (annual sales Ch$1.6 – Ch$70.0 billion) instead of Corporations (annual sales above Ch$70.0 billion).

The above was partly offset by:

•	A UF decrease of 0.07% in the 2Q13 as compared to the UF rise of 0.42% in the 2Q12, which negatively impacted the income associated with UF net asset position held by the segment.

•

Loan loss provisions that rose only Ch$0.4 billion YoY, as a result of the previously mentioned exchange rate increase. This element affected the US$-indexed loan loss provisions of the segment. To a lesser extent, the slight expansion in the segment loan book (3.2% YoY in average balances) also contributed to the rise in loan loss provisions.

KEY QUARTERLY FIGURES

Wholesale Banking	2Q12	2Q13	YoY Chg.
Loans to Customers (Billions of Ch$)
Commercial Loans	9,056.7	9,184.1	1.4%
Residential Mortgage Loans	8.7	7.7	(12.2)%
Consumer Loans	11.3	12.4	10.1%
Total Loans	9,076.7	9,204.2	1.4%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	63,640	61,625	(3.2)%
Net Fees and Commissions	9,231	10,991	19.1%
Other Operating Income	11,643	18,854	61.9%
Total Operating Revenues	84,514	91,470	8.2%
Provisions for Loan Losses	(5,243)	(5,687)	8.5%
Operating Expenses	(29,630)	(28,314)	(4.4)%
Other	(56)	319	-
Income before income tax	49,585	57,788	16.5%

Notes: For purposes of comparison certain line items have been reclassified for the 2Q12.

Banco de Chile: Results by Business Segments

Treasury

Our Treasury recorded a loss before income tax of Ch$3.8 billion in the 2Q13, which favorably compares to the loss of Ch$1.5 billion posted in the 2Q12. This YoY change had mainly to do with the adoption of a new credit risk management criterion, particularly related to our derivative positions. This effect more than offset certain favorable changes in market variables. To sum up, the drivers behind these results, were:

•	A charge of Ch$6.7 billion associated with the adoption of the Counterparty Value Adjustment intended to recognize the credit risk exposure for those positions held in derivative securities.

The above was partly offset by:

•

Lower inflation in the 2Q13 (UF variation of -0.07%) as compared to the 2Q12 (UF change of +0.42%), which had a positive impact on our net liability position in UF-indexed derivatives held for swapping the cost of funding in foreign currency interest rates.

•	Favorable shifts in US$ yield curve, along with a modified portfolio strategy, that benefited our positions in long-term US$ fixed-income securities.

•	Lower results from our long positions in UF-indexed derivatives during the 2Q12, as a result of unfavorable movements in the CLF yield curve in that period.

•	Operating expenses that decreased by 9.6% on a YoY basis, mainly as a result of lower allocated expenses.

As for our investment portfolio, we have augmented our positions in available-for-sale securities, as we believe market conditions are likely to improve worldwide, which would push risk premiums down, benefiting the mark-to-market of long positions in fixed-income.

KEY QUARTERLY FIGURES

Treasury Division	2Q12	2Q13	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	79.3	137.7	73.5%
Available for Sale Instruments	1,513.3	1,613.8	6.6%
Securities Portfolio	1,592.6	1,751.5	10.0%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	484	6,862	1317.8%
Net Fees and Commissions	(167)	(243)	45.5%
Other Operating Income	583	(8,661)	-
Total Operating Revenues	900	(2,042)	-
Provisions for Loan Losses	(465)	(61)	(86.9)%
Operating Expenses	(1,927)	(1,741)	(9.6)%
Other	(7)	34	-
Income before income tax	(1,499)	(3,810)	154.3%
O.C.I. (Millions of Ch$)
Net unrealized gains (losses) on Available for Sale Instrum.	(6,643)	(16,148)	143.1%

Notes: For purposes of comparison certain line items have been reclassified for the 2Q12.

Banco de Chile: Results by Business Segments

Subsidiaries

In the 2Q13 our subsidiaries pointed a 5.5% YoY decline in aggregate amount of income before income tax by reaching Ch$12.9 billion. The performance of our subsidiaries has been influenced by unfavorable market factors, such as capital markets that remain volatile, as well as a less intense commercial activity in some businesses. Thus, the YoY change in the P&L may be summarized, as follows:

•	A YoY decrease of Ch$0.7 billion in net income of our Factoring subsidiary, principally due to lower margins as compared to a year earlier.

•

Net income of our Mutual Funds subsidiary that dropped Ch$0.6 billion YoY. Although AUM posted a YoY uptick of 4.5% in the 2Q13 as compared to the 2Q12, the business has mainly been steered by short-term and fixed-income mutual funds (money market) that are subject to lower margins. This is the result of investors that have not totally regained the confidence in stock markets and have switched to fixed-income securities as a refuge.

•

A decline of Ch$0.6 billion in net results from our Financial Advisory  subsidiary, mainly as a consequence of higher but less significant number of deals (in monetary terms) managed by the company in the 2Q13 as compared to the 2Q12.

The above factors were partly counterbalanced by:

•	A YoY increase of Ch$1.0 billion in our collection services subsidiary, based on a greater demand for these kinds of services and revised fees and commissions related to the core business activities.

KEY QUARTERLY FIGURES

Subsidiaries	2Q12	2Q13	YoY Chg.
Securities Portfolio (Billions of Ch$)
Trading Securities	291.6	251.3	(13.8)%
Securities Portfolio	291.6	251.3	(13.8)%
Loans to Customers (Billions of Ch$)
Commercial Loans	472.8	395.7	(16.3)%
Total Loans	472.8	395.7	(16.3)%
Profit and Loss Statement (Millions of Ch$)
Net Interest Income	1,239	851	(31.3)%
Net Fees and Commissions	26,843	26,816	(0.1)%
Other Operating Income	8,710	9,152	5.1%
Total Operating Revenues	36,792	36,819	0.1%
Provisions for Loan Losses	541	798	47.5%
Operating Expenses	(23,803)	(24,898)	4.6%
Other	175	227	29.7%
Income before income tax	13,705	12,946	(5.5)%

Notes: For purposes of comparison certain line items have been reclassified for the 2Q12.

Banco de Chile:

Consolidated Statement of Income (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

	Q u a r t e r s						Y e a r E n d e d
	2Q12	1Q13	2Q13	2Q13	% Change		Jun-12	Jun-13	Jun-13	% Change
	MCh$	MCh$	MCh$	MUS$	2Q13/2Q12	2Q13/1Q13	MCh$	MCh$	MUS$	Jun-13/Jun-12
Interest revenue and expense
Interest revenue	394,887	397,542	383,762	754.8	(2.8) %	(3.5) %	829,313	781,304	1,536.7	(5.8) %
Interest expense	(164,179)	(153,082)	(140,672)	(276.6)	(14.3) %	(8.1) %	(354,250)	(293,754)	(577.8)	(17.1) %
Net interest income	230,708	244,460	243,090	478.2	5.4%	(0.6) %	475,063	487,550	959.0	2.6%
Fees and commissions
Income from fees and commissions	92,632	94,356	97,976	192.7	5.8%	3.8%	183,933	192,332	378.3	4.6%
Expenses from fees and commissions	(23,043)	(22,766)	(25,672)	(50.4)	11.4%	12.8%	(44,329)	(48,438)	(95.3)	9.3%
Net fees and commissions income	69,589	71,590	72,304	142.3	3.9%	1.0%	139,604	143,894	283.0	3.1%
Net Financial Operating Income	13,116	4,870	(7,135)	(14.3)	-	-	11,337	(2,265)	(4.5)	-
Foreign exchange transactions, net	3,329	9,960	32,020	63.1	861.9%	221.5%	15,570	41,980	82.6	169.6%
Other operating income	2,729	7,892	4,229	8.4	55.0%	(46.4) %	10,366	12,121	23.8	16.9%
Total Operating Revenues	319,471	338,772	344,508	677.7	7.8%	1.7%	651,940	683,280	1,344.0	4.8%
Provisions for loan losses	(50,285)	(49,843)	(53,918)	(106.0)	7.2%	8.2%	(97,235)	(103,761)	(204.1)	6.7%
Operating revenues, net of provisions for loan losses	269,186	288,929	290,590	571.7	8.0%	0.6%	554,705	579,519	1,139.8	4.5%
Operating expenses
Personnel expenses	(77,199)	(77,932)	(77,869)	(153.3)	0.9%	(0.1) %	(152,403)	(155,801)	(306.4)	2.2%
Administrative expenses	(58,305)	(59,299)	(61,877)	(121.7)	6.1%	4.3%	(115,830)	(121,176)	(238.3)	4.6%
Depreciation and amortization	(7,804)	(7,201)	(7,090)	(13.9)	(9.1) %	(1.5) %	(15,524)	(14,291)	(28.2)	(7.9) %
Impairments	(130)	(5)	(4)	0.0	(96.9) %	(20.0) %	(130)	(9)	0.0	(93.1) %
Other operating expenses	(6,343)	(4,773)	(3,700)	(7.3)	(41.7) %	(22.5) %	(15,993)	(8,473)	(16.6)	(47.0) %
Total operating expenses	(149,781)	(149,210)	(150,540)	(296.2)	0.5%	0.9%	(299,880)	(299,750)	(589.5)	(0.0) %

Net operating income	119,405	139,719	140,050	275.5	17.3%	0.2%	254,825	279,769	550.3	9.8%

Income attributable to affiliates	284	608	983	2.0	246.1%	61.7%	874	1,591	3.1	82.0%

Income before income tax	119,689	140,327	141,033	277.5	17.8%	0.5%	255,699	281,360	553.4	10.0%
Income tax	(12,725)	(18,857)	(19,169)	(37.6)	50.6%	1.7%	(27,574)	(38,026)	(74.8)	37.9%
Net Income for the period	106,964	121,470	121,864	239.9	13.9%	0.3%	228,125	243,334	478.6	6.7%
Non-Controlling interest	-	-	-	-	-	-	-	-	-	-
Net Income attributable to bank’s owners	106,964	121,470	121,864	239.9	13.9%	0.3%	228,125	243,334	478.6	6.7%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$508.42 for US$1.00 as of June 30, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

ASSETS	Jun-12	Mar-13	Jun-13	Jun-13	% Change
	MCh$	MCh$	MCh$	MUS$	Jun-13/Jun-12	Jun-13/Mar-13
Cash and due from banks	768,328	629,627	1,186,226	2,333.2	54.4%	88.4%
Transactions in the course of collection	484,773	478,296	775,311	1,524.9	59.9%	62.1%
Financial Assets held-for-trading	370,945	328,921	388,921	765.0	4.8%	18.2%
Receivables from repurchase agreements and security borrowings	41,027	44,816	25,371	49.9	(38.2%)	(43.4%)
Derivate instruments	343,975	334,163	367,417	722.7	6.8%	10.0%
Loans and advances to Banks	331,180	966,762	313,541	616.7	(5.3%)	(67.6%)
Loans to customers, net
Commercial loans	11,795,152	11,978,131	12,163,084	23,923.3	3.1%	1.5%
Residential mortgage loans	3,941,286	4,334,832	4,437,645	8,728.3	12.6%	2.4%
Consumer loans	2,642,240	2,887,975	2,897,349	5,698.7	9.7%	0.3%
Loans to customers	18,378,678	19,200,938	19,498,078	38,350.3	6.1%	1.5%
Allowances for loan losses	(408,120)	(438,500)	(434,451)	(854.5)	6.5%	(0.9%)
Total loans to customers, net	17,970,558	18,762,438	19,063,627	37,495.8	6.1%	1.6%
Financial Assets Available-for-Sale	1,513,313	1,602,820	1,613,767	3,174.1	6.6%	0.7%
Financial Assets Held-to-maturity	-	-	-	-	0.0%	0.0%
Investments in other companies	15,498	14,247	14,848	29.2	(4.2%)	4.2%
Intangible assets	34,247	33,019	32,202	63.3	(6.0%)	(2.5%)
Property and Equipment	207,736	203,495	202,235	397.8	(2.6%)	(0.6%)
Current tax assets	1,550	3,153	4,608	9.1	197.3%	46.1%
Deferred tax assets	113,639	124,618	118,949	234.0	4.7%	(4.5%)
Other assets	283,703	299,371	297,051	584.1	4.7%	(0.8%)
Total Assets	22,480,472	23,825,746	24,404,074	47,999.8	8.6%	2.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$508.42 for US$1.00 as of June 30, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Consolidated Balance Sheets (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

LIABILITIES & EQUITY	Jun-12	Mar-13	Jun-13	Jun-13	% Change
	MCh$	MCh$	MCh$	MUS$	Jun-13/Jun-12	Jun-13/Mar-13
Liabilities
Current accounts and other demand deposits	5,094,930	5,455,183	5,567,606	10,950.8	9.3%	2.1%
Transactions in the course of payment	267,312	317,569	438,056	861.6	63.9%	37.9%
Payables from repurchase agreements and security lending	290,208	329,557	495,812	975.2	70.8%	50.4%
Saving accounts and time deposits	9,341,168	9,831,738	9,564,872	18,812.9	2.4%	(2.7) %
Derivate instruments	408,233	367,884	431,162	848.0	5.6%	17.2%
Borrowings from financial institutions	1,435,215	1,184,869	1,157,728	2,277.1	(19.3) %	(2.3) %
Debt issued	3,032,199	3,462,679	3,763,946	7,403.2	24.1%	8.7%
Other financial obligations	153,503	150,245	160,253	315.2	4.4%	6.7%
Current tax liabilities	12,272	26,455	261	0.5	(97.9) %	(99.0) %
Deferred tax liabilities	22,736	31,656	26,211	51.6	15.3%	(17.2) %
Provisions	344,463	270,370	374,342	736.3	8.7%	38.5%
Other liabilities	282,508	252,459	256,628	504.8	(9.2) %	1.7%
Total liabilities	20,684,747	21,680,664	22,236,877	43,737.2	7.5%	2.6%
Equity
Belong to the Bank’s Owners
Capital	1,509,994	1,849,433	1,849,351	3,637.4	22.5%	(0.0) %
Reserves	177,574	213,767	213,767	420.5	20.4%	0.0%
Other comprehensive income	7,443	24,690	11,783	23.2	58.3%	(52.3) %
Retained earnings
Retained earnings from previous periods	16,379	16,379	16,379	32.2	0.0%	0.0%
Income for the period	228,125	121,470	243,334	478.6	6.7%	100.3%
Provisions for minimum dividends	(143,791)	(80,658)	(167,418)	(329.3)	16.4%	107.6%
Non-Controlling Interest	1	1	1	-	0.0%	0.0%
Total equity	1,795,725	2,145,082	2,167,197	4,262.6	20.7%	1.0%

Total Liabilities & Equity	22,480,472	23,825,746	24,404,074	47,999.8	8.6%	2.4%

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$508.42 for US$1.00 as of June 30, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Banco de Chile:

Selected Financial Information (Chilean-GAAP)

(In millions of Chilean pesos (MCh$) and millions of US dollars (MUS$))

Key Performance Ratios	Q u a r t e r s			Y e a r E n d e d
	2Q12	1Q13	2Q13	Jun-12	Mar-13	Jun-13
Earnings per Share (1)
Net income per Share (Ch$)	1.21	1.32	1.31	2.59	1.32	2.61
Net income per ADS (Ch$)	728.99	792.39	784.74	1,554.73	792.39	1,566.95
Net income per ADS (US$) (2)	1.45	1.68	1.54	3.10	1.68	3.08
Book value per Share (Ch$)	20.40	23.32	23.26	20.40	23.32	23.26
Shares outstanding (Millions)	88,038	91,977	93,175	88,038	91,977	93,175
Profitability Ratios (3)(4)
Net Interest Margin	4.50%	4.50%	4.41%	4.69%	4.50%	4.46%
Net Financial Margin	4.82%	4.78%	4.86%	4.96%	4.78%	4.82%
Fees and commissions / Avg. Interest Earnings Assets	1.36%	1.32%	1.31%	1.38%	1.32%	1.32%
Operating Revenues / Avg. Interest Earnings Assets	6.23%	6.24%	6.25%	6.44%	6.24%	6.25%
Return on Average Total Assets	1.91%	2.09%	2.10%	2.07%	2.09%	2.10%
Return on Average Equity (5)	22.46%	20.25%	21.28%	23.42%	20.25%	20.76%
Capital Ratios
Equity / Total Assets	7.99%	9.00%	8.88%	7.99%	9.00%	8.88%
Tier I (Basic Capital) / Total Assets	6.81%	7.68%	7.62%	6.81%	7.68%	7.62%
Tier I (Basic Capital) / Risk-Wighted Assets	8.74%	10.10%	10.00%	8.74%	10.10%	10.00%
Total Capital / Risk- Weighted Assets	12.45%	13.46%	13.29%	12.45%	13.46%	13.29%
Credit Quality Ratios
Total Past Due / Total Loans to Customers	1.07%	1.06%	1.08%	1.07%	1.06%	1.08%
Allowance for Loan Losses / Total Past Due	206.78%	215.36%	206.29%	206.78%	215.36%	206.29%
Impaired Loans / Total Loans to Customers	2.99%	3.27%	3.20%	2.99%	3.27%	3.20%
Allowance for Loan Losses / Impaired Loans	74.26%	69.89%	69.59%	74.26%	69.89%	69.59%
Allowance for Loans Losses / Total Loans to Customers	2.22%	2.28%	2.23%	2.22%	2.28%	2.23%
Provision for Loan Losses / Avg. Loans to customers (4)	1.12%	1.05%	1.12%	1.10%	1.05%	1.08%
Operating and Productivity Ratios
Operating Expenses / Operating Revenues	46.88%	44.04%	43.70%	46.00%	44.04%	43.87%
Operating Expenses / Average Total Assets (3) (4)	2.68%	2.57%	2.60%	2.72%	2.57%	2.58%
Balance Sheet Data (1)(3)
Avg. Interest Earnings Assets (million Ch$)	20,520,512	21,712,818	22,051,737	20,256,097	21,712,818	21,882,278
Avg. Assets (million Ch$)	22,345,983	23,245,195	23,193,385	22,081,920	23,245,195	23,219,290
Avg. Equity (million Ch$)	1,797,948	2,111,143	2,164,713	1,768,383	2,111,143	2,137,928
Avg. Adjusted Shareholders Equity (million Ch$) (6)	1,905,240	2,399,197	2,290,251	1,948,263	2,399,197	2,344,724
Avg. Loans to customers (million Ch$)	17,990,904	18,948,586	19,334,480	17,697,526	18,948,586	19,141,533
Avg. Interest Bearing Liabilities (million Ch$)	14,060,052	14,263,355	14,745,688	13,840,222	14,263,355	14,504,522
Risk-Weighted Assets (Million Ch$)	20,553,085	21,239,873	21,674,002	20,553,085	21,239,873	21,674,002
Additional Data
Exchange rate (Ch$)	501.07	471.67	508.42	501.07	471.67	508.42
Employees (#)	14,467	14,579	14,641	14,467	14,579	14,641

Notes

(1) Figures are expressed in nominal Chilean pesos.

(2) Figures are calculated considering nominal net income, the shares outstanding and the exchange rate existing at the end of each period.

(3) Ratios consider daily average balances.

(4) Annualized data.

(5) ROAE excludes provisions for minimum dividends.

(6) Adjusted by provisions for minimum dividends.

These results have been prepared in accordance with Chilean GAAP on an unaudited, consolidated basis.

All figures are expressed in nominal Chilean pesos (historical pesos), unless otherwise stated.  All figures expressed in US dollars (except earnings per ADR) were converted using the exchange rate of Ch$508.42 for US$1.00 as of June 30, 2013. Earnings per ADR were calculated considering the nominal net income, the exchange rate and the number of shares outstanding at the end of each period.

Banco de Chile files its consolidated financial statements, together with those of its subsidiaries, with the Chilean Superintendency of Banks and Financial Institutions, on a monthly basis. In addition, Banco de Chile files its quarterly financial statements (notes included) with the SEC in form 6K, simultaneously or previously to file this quarterly earnings report. Such documentation is equally available at Banco de Chile’s website both in Spanish and English.

Appendix

Summary of Differences between Chilean GAAP and IFRS

The most significant differences are as follows:

•

Under Chilean GAAP, the merger of Banco de Chile and Citibank Chile was accounted for under the pooling-of-interest method, while under IFRS, and for external financial reporting purposes, the merger of the two banks was accounted for as a business combination in which the Bank is the acquirer as required by IFRS 3 “Business Combinations”. Under IFRS 3, the Bank recognized all acquired net assets at fair value as determined at the acquisition date, as well as the goodwill resulting from the purchase price consideration in excess of net assets recognized.

•

Allowances for loan losses are calculated based on specific guidelines set by the Chilean Superintendency of Banks based on an expected losses approach. Under IFRS, IAS 39 “Financial instruments: Recognition and Measurement,” allowances for loan losses should be adequate to cover losses in the loan portfolio at the respective balance sheet dates based on an analysis of estimated future cash flows. According to Chilean GAAP, the Bank records additional allowances related to expected losses not yet incurred, whereas under IFRS these expected losses must not be recognized.

•

Assets received in lieu of payments are measured at historical cost or fair value, less cost to sell, if lower, on a portfolio basis and written-off if not sold after a certain period in accordance with specific guidelines set by the Chilean Superintendency of Banks. Under IFRS, these assets are deemed non-current assets held-for-sale and their accounting treatment is set by IFRS 5 “Non-current assets held for sale and Discontinued operations”. In accordance with IFRS 5 these assets are measured at historical cost or fair value, less cost to sell, if lower. Accordingly, under IFRS these assets are not written off unless impaired.

•

Chilean companies are required to distribute at least 30% of their net income to shareholders unless a majority of shareholders approve the retention of profits. In accordance with Chilean GAAP, the Bank records a minimum dividend allowance based on its distribution policy, which requires distribution of at least 70% of the period net income, as permitted by the Chilean Superintendency of Banks. Under IFRS, only the portion of dividends that is required to be distributed by Chilean Law must be recorded, i.e., 30% as required by Chilean Corporations Law.

Forward-Looking Information

The information contained herein incorporates by reference statements which constitute ‘‘forward-looking statements,’’ in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. Such statements include any forecasts, projections and descriptions of anticipated cost savings or other synergies. You should be aware that any such forward-looking statements are not guarantees of future performance and may involve risks and uncertainties, and that actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, without limitations, the actions of competitors, future global economic conditions, market conditions, foreign exchange rates, and operating and financial risks related to managing growth and integrating acquired businesses), many of which are beyond our control. The occurrence of any such factors not currently expected by us would significantly alter the results set forth in these statements.

Factors that could cause actual results to differ materially and adversely include, but are not limited to:

•            changes in general economic, business or political or other conditions in Chile or changes in general economic or business conditions in Latin America;

•    changes in capital markets in general that may affect policies or attitudes toward lending to Chile or Chilean companies;

•    unexpected developments in certain existing litigation;

•    increased costs;

•    unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms.

Undue reliance should not be placed on such statements, which speak only as of the date that they were made. Our independent public accountants have not examined or compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements. These cautionary statements should be considered in connection with any written or oral forward-looking statements that we may issue in the future. We do not undertake any obligation to release publicly any revisions to such forward-looking statements to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

CONTACTS

Mr. Pablo Mejía Head of Investor Relations Banco de Chile Phone Nr. (56-2) 2653.3554 Email: pmejiar@bancochile.cl	Mr. Rolando Arias Research & Planning Manager Banco de Chile Phone Nr. (56-2) 2653.3535 Email: rarias@bancochile.cl

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2013

Banco de Chile

/S/ Arturo Tagle Q.
By:	Arturo Tagle Q. CEO